DORSEY & WHITNEY LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
James D. Alt, Partner and General Counsel
(612) 340-2803
March 19, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	First American Strategy Funds, Inc., et al. — File No. 812-13602 Marked Copy of Amendment No. 1 to Application
Ladies and Gentlemen:
     As stated in my letter of even date herewith accompanying Amendment No. 1 to the above application, the applicants hereby submit a PDF file of Amendment No. 1 which is marked to indicate all changes from the initial filing.

Very truly yours, James D. Alt